

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 6, 2007

Charles Payne
President and Principal Executive Officer
Principle Security International Incorporated
Unit B – 2015 Burrard Street
Vancouver, British Columbia
Canada V6J 3H4

Re: **Principle Security International Incorporated**
                     Registration Statement on Form SB-2
                     Amendment 2 Filed November 27, 2007
                     File No. 333-145730

Dear Mr. Payne:

     We have limited our review of your Form SB-2 to consideration of your disclosure concerning the shares being registered on this registration statement as well as your business plan and have the following comment. Where indicated, we think you should revise your registration statement in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one from our letter dated November 20, 2007 and your quotation of Telephone Interpretation 44: "A secondary offering by a control person that that (sic) is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4)." The staff's previous two comments requested a legal analysis from you so as to reach a determination as to whether the company's offering should be deemed by or on behalf of the registrant. You have simply stated that one not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

We continue to believe that the transaction should be deemed to be a primary offering by the registrant of its shares to the public through the selling stockholders because of the circumstances surrounding the offering, including the following:

- the company is registering <u>all</u> of the shares held by persons other than the CEO and approximately 70% of the total number of shares issued and outstanding;
- the selling shareholders are "friends and business associates" of the CEO;
- the selling shareholders have held the shares for a limited period of time;
- the selling shareholders purchased the shares shortly after the company was organized;
- the selling shareholders purchased the shares for nominal consideration and the company received only nominal proceeds; and
- the company intends to "apply to NASD over-the-counter bulletin board for the quotation of our common stock" while engaging in only minimal start-up activities.

Accordingly, we reissue our prior comment.

*****

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Zitko at (202) 551-3399 or me, at (202) 551-3810, with any questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Conrad Lysiak. Esq.
        Fax: (509) 747-1770